7701 Independence Avenue
Kansas City, Missouri 64125

June 10, 2024
VIA EDGAR CORRESPONDENCE

Tony Watson
Adam Phippen
Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Custom Truck One Source, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Response dated March 14, 2024
File No. 001-38186

Dear Mr. Watson and Mr. Phippen:
This letter confirms the telephone conversation by our representative from Latham & Watkins LLP and Mr. Phippen on June 10, 2024 regarding Custom Truck One Source, Inc.’ s request for an extension of time to respond to the comment letter dated March 28, 2024 from the Staff of the Division of Corporation Finance.
As discussed, the Company requires additional time to prepare its response and currently expects to respond on or about June 25, 2024.
Please feel free to call me at (816) 627-2626 if you have any questions regarding this matter.

Sincerely,

/s/ Christopher Eperjesy
Christopher Eperjesy Chief Financial Officer